NO ACT

PE
1-6-09

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-3010**

DIVISION OF
CORPORATION FINANCE

[redacted]

09004313

Received SEC
MAR 04 2009
Washington, DC 20549

March 4, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-4-09

Zsolt K. Besskó
Executive Vice President,
General Counsel & Secretary
Guaranty Bancorp
1331 Seventeenth Street, Suite 300
Denver, CO 80202

Re: Guaranty Bancorp
Incoming letter dated January 6, 2009

Dear Mr. Besskó:

This is in response to your letter dated January 6, 2009 concerning the shareholder proposal submitted to Guaranty Bancorp by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

March 4, 2009

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Guaranty Bancorp
Incoming letter dated January 6, 2009

The proposal requests that the board immediately engage the services of an independent professional advisory firm to develop a strategy, including possible liquidation, that will enhance shareholder value.

There appears to be some basis for your view that Guaranty Bancorp may exclude the proposal under rule 14a-8(i)(7), as relating to Guaranty Bancorp's ordinary business operations. We note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Guaranty Bancorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Guaranty Bancorp relies.

Sincerely,

Jay Knight
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GUARANTY BANCORP℠

Securities Exchange Act of 1934/Rule 14a-8

January 6, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Guaranty Bancorp — Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by Guaranty Bancorp pursuant to Rule 14a-8(j) with respect to a proposal submitted for inclusion in the Company's proxy materials for its 2009 annual meeting of stockholders by Gerald R. Armstrong. The Proposal and the accompanying Supporting Statement are attached as *Annex A*.

The Company believes that the Proposal may be omitted from the Proxy Materials because:

(1) The Proposal deals with matters relating to the ordinary business operations of the Company and is excludable pursuant to Rule 14a-8(i)(7); and

(2) The Proposal contains materially false and misleading statements in violation of Rule 14a-9 and Rule 14a-8(i)(3).

In accordance with Rule 14a-8(j), the Company hereby gives notice of its intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully requests that the staff of the Division of Corporation Finance of the Securities and Exchange Commission indicate that it will not recommend enforcement action to the Commission if the Company so omits the Proposal and Supporting Statement.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008), we are submitting this letter, including the Proposal and Supporting Statement, as attachments to our email to shareholderproposals@sec.gov. It is our understanding that filing six paper copies pursuant Rule 14a-8(j) is not necessary when submitting requests for no-action relief by email.

**The Proposal**

The Proposal reads:

**"Resolution:**

That the shareholders of GUARANTY BANCORP request its Board of Directors to immediately engage the services of an independent professional advisory firm that has no past affiliation with Guaranty Bancorp or its Directors, to develop a strategy, including possible liquidation, that will enhance the shareholder value of Guaranty Bancorp."

**Grounds for Omission**

(1) *The Proposal deals with matters relating to the ordinary business operations of the Company*

Rule 14a-8(i)(7) allows a company to exclude a shareholder proposal that deals with a matter relating to a company's ordinary business operations. The Staff has repeatedly permitted companies to exclude stockholder proposals requesting that a company retain an advisory firm to consider potential transactions that implicate both extraordinary and non-extraordinary transactions because non-extraordinary transactions are ordinary business matters. Because the Proposal implicates non-extraordinary transactions, it is excludable under Rule 14a-8(i)(7).

The Proposal requires the Board of Directors "to engage a professional advisory firm to "to develop a *strategy, including* possible liquidation, that will enhance the shareholder value of Guaranty Bancorp." (emphasis added.) Although the Proposal briefly mentions a liquidation of the Company, neither the Proposal nor the Supporting Statement focuses on the merits of a potential liquidation or any other extraordinary corporate transaction. The Board could maximize shareholder value through any number of actions short of an extraordinary corporate transaction. The Proposal and Supporting Statement, however, broadly encompass both extraordinary business transactions and ordinary business operations, including long-term strategic goals of the Company. Deciding which strategic alternatives to pursue to maximize shareholder value is a routine corporate matter.

With respect to stockholder proposals relating to the engagement of an investment bank or professional advisory firm, the Staff has distinguished between proposals that refer to a specific extraordinary transaction and proposals that request that a company obtain more general strategic advice. The Staff has consistently granted no-action relief under Rule 14a-8(i)(7) and permitted companies to exclude proposals calling for them to retain third party advisors to evaluate strategic alternatives, even when some of the proposed strategic alternatives may involve extraordinary transactions.

Most recently in *Fifth Third Bancorp*, SEC No-Action Letter (January 17, 2007), the Staff permitted the exclusion of a proposal with substantively similar language to the Proposal. The proposal there requested that the board of directors "immediately engage the services of a nationally recognized investment banking firm to propose and evaluate strategic alternatives that could enhance shareholder value including but not limited to a merger or outright sale." The Staff concluded that "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions." *Id. See, also, Commercial National Finance Corporation*, SEC No-Action Letter (March 20, 2006) (proposal to retain an investment banking firm to explore all strategic alternatives to maximize shareholder value such as a sale or a merger of the company related to both extraordinary transactions and non-extraordinary transactions and was excludable); *Deckers Outdoor Corporation*, SEC No-Action Letter (March 20, 2006) (proposal to immediately engage the services of an investment banking firm to evaluate the alternatives that could enhance shareholder value including but not limited to a merger or outright sale related to both extraordinary transactions and non-extraordinary transactions and was excludable); *First Charter Corporation*, SEC No-Action Letter (January 18, 2005) (proposal to appoint a committee of independent, non-management directors to explore strategic alternatives for maximizing shareholder value, including the sale of the corporation related to both extraordinary transactions and non-extraordinary transactions and was excludable); *BKF Capital Group*, SEC No-Action Letter (February 27, 2004) (proposal to engage an investment banking firm to evaluate alternatives to maximize shareholder value, including a sale of the company related to both extraordinary transactions and non-extraordinary transactions and was excludable); *Lancer Corporation*, SEC No-Action Letter (March 13, 2002) (proposal to retain an investment bank to develop a valuation of the company's shares and to explore strategic alternatives to maximize shareholder value appeared to be directed at the company's general business strategies and operations and was excludable); *Sears Roebuck and Co.*, SEC No-Action Letter (February 7, 2000) (proposal requesting the company to hire a investment banker to arrange for the sale of all or parts of the company appeared to relate in part to non-extraordinary transactions and was excludable); *NACCO Industries*, SEC No-Action Letter (March 29, 2000) (proposal to retain an investment banker to explore all alternatives to enhance the value of the company, including but not limited to a possible sale, merger or other transaction for any or all assets of the company appeared to relate in part to non-extraordinary transactions and was excludable).

In a few instances, the Staff has denied the exclusion under Rule 14a-8(i)(7) of certain proposals that on the surface appeared to address both ordinary and extraordinary courses of action. Those cases are distinguished from the Proposal presented to the Company, however, because the Staff found that those proposals, when read together with their supporting statements, clearly focused on extraordinary business transactions. *See, e.g., Temple-Inland, Inc.*, SEC

No-Action Letter (February 24, 1998) (finding that the proposal and its supporting statement focused on possible extraordinary business transactions); *First Franklin Corporation*, SEC No-Action Letter (February 22, 2006) (finding that a proposal to engage the services of an investment banking firm to evaluate alternatives to enhance shareholder value and to take all necessary steps to actively seek a sale or merger was not properly excludable).

The instant Proposal does not focus on any single extraordinary transaction. The Proposal mentions "liquidation" as a possible strategic option for the Company but does not go on to discuss the potential merits of liquidation or any other specific extraordinary transaction. Instead, the Supporting Statement relating to the Proposal focuses almost entirely on the Proponent's general dissatisfaction with the Company's overall financial performance, management's performance and return to shareholders. Such matters relate primarily to ordinary business operations. In contrast, in *First Franklin Corporation*, for example, the supporting statement primarily focused on providing support for the shareholder's belief that "First Franklin [was] in decline and [was] unlikely to get stronger without merging or being sold . . . ." and cited a variety of financial data to support this contention. In addition, the proposal specifically requested that the board take "all other steps necessary to actively seek a sale or merger of First Franklin."

Excluding the Proposal is consistent with the guidance the Commission has provided regarding the purpose and application of Rule 14a-8(i)(7):

> "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting.
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run the Company on a day-to-day basis that they could not, as a practical matter, be subject to director and shareholder oversight . . . . The second relates to the degree to which the proposal seeks to 'micromanage' the Company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Release No. 34-40018 (May 21, 1998).

In light of this policy, the laws of the Company's state of incorporation, Delaware, may be useful in determining how the ordinary business exception should apply to a particular company. Release No. 34-40018 (May 21, 1998). Section 141(a) of the Delaware General Corporate Law provides that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Neither the Company's certificate of incorporation nor its by-laws limit the power of the Company's management to conduct its ordinary business under the supervision of the board of directors. In fact, Article II, Section 1 of the by-laws of Guaranty Bancorp states that the "the business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors."

Deciding which strategic alternatives to pursue to maximize shareholder value is clearly a routine matter incident to the Board's managerial powers under Delaware law. Consistent with the guidance set forth in Release No. 34-40018, Delaware General Corporate Law's broad grant of authority to boards of directors and management, and the Staff precedents set forth below, the Company believes that the Proposal is excludable because it concerns the engagement of a professional advisory firm to provide general advice and does not address a specific extraordinary transaction.

*(2) The Proposal contains materially false and misleading statements in violation of Rule 14a-9*

Rule 14a-8(i)(3) provides that a company may omit a stockholder proposal from its proxy materials if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials." As described below, (a) the Supporting Statement contains material statements that inaccurately impugns the Company's character and reputation without factual basis and (b) the Proposal and Supporting Statement contain statements that are misleading on account of being vague and indefinite.

(a) Impugns Character and Reputation

The Supporting Statement contains material statements that inaccurately impugn the Company's character and reputation without factual foundation. According to Note (b) to Rule 14a-9, a statement that impugns character or reputation without factual foundation is misleading within the meaning of the rule. Unfounded assertions and inflammatory statements representing a shareholder's unsubstantiated personal opinion have been routinely excluded under Rule 14a-8(i)(3) and its predecessor. See, *e.g., Parkvale Financial Corporation*, SEC No-Action Letter (July 30, 1999) (statement that "management's poor judgment has been exposed" excludable under Rule 14a-8(i)(3)). In the Proponent's Supporting Statement, the Proponent impugns the Company's character and reputation by (1) stating that he "with embarrassment" admits to owning shares of the Company which he describes "as being among the worst investments he has ever made"; (2) claims a similar proposal last year was "wrongfully omitted from the proxy"; (3) states that he "believes that the directors and management are unable to create reasonable earnings and dividends for shareholders because they are incapable of doing so"; (4) refers to the current directors and management as having "unattentive ways"; (5) impugns the character of the Chairman of the Company by noting that the exclusive financial advisor to the Company is a business affiliated with the Chairman and claims that since no fees were paid by the Company to that business, "we paid nothing— we got nothing"; and (6) further impugns the character of the Chairman and the Company by stating "What is going on? A director resigned and apparently refused to sign the 10-K report. Our chairman refused to say why in the last annual meeting."

The first, third and fourth of these statements are unfounded assertions and inflammatory statements expressing the shareholder's unsubstantiated personal opinions regarding the Company's financial performance and the abilities of the Company's directors and management. The second, fifth and sixth of these statements are mischaracterizations of the Company's past dealings with the shareholder and include groundless and unsupported allegations of corporate wrongdoing. Thus, these statements all impugn the Company's management without factual foundation and are therefore all false and misleading in violation of Rule 14a-9.

(b) Vague and Indefinite

The Proposal also contains statements that are misleading on account of being vague and indefinite. The Staff has interpreted Rule 14a-8(i)(3) and Rule 14a-9 to mean that vague and indefinite stockholder proposals may be omitted from a company's proxy materials if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin 14B* (Sept. 15, 2004).

A proposal is sufficiently vague and indefinite to be omitted from a company's proxy materials where a company and its stockholders could interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the stockholders voting on the proposal." *Fuqua Industries, Inc.*, SEC No-Action Letter (Mar. 12, 1991).

The Proposal simply asks to immediately engage an independent professional advisory firm "to develop a strategy, including possible liquidation, that will enhance the shareholder value of Guaranty Bancorp." The Proposal does not elaborate on the exact "strategy" that the advisory firm should assist the Company with. The stated goal of the advice - "to enhance shareholder value" - is a vague and ambiguous objective which, without further elaboration, is open to multiple interpretations.

Because the Proposal fails to define or adequately explain certain of its critical terms and is open to multiple interpretations, the stockholders will not know what they are voting for and the Board of Directors will not know how to implement the Proposal if the stockholders approve it. For these reasons, we believe that the Proposal is materially false and misleading within the meaning of Rule 14a-9 because it is inherently vague and indefinite. Accordingly, we believe that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

**Conclusion**

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter, including *Annex A*, of its intention to omit the Proposal from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to stockholders on or about March 30, 2009, which is more than 80 calendar days from the date hereof.

The Company hereby respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above.

If you have any questions regarding this request, or need any additional information, please telephone the undersigned at 303-312-3178.

Please acknowledge receipt of this letter by reply email.

Very truly yours,

Zsolt K. Besskó
Executive Vice President, General
Counsel & Secretary

# ANNEX A

## The Proposal and Supporting Statement

***FISMA & OMB Memorandum M-07-1
910 Sixteenth Street, No. 412
Denver, Colorado 80202-2917
November 24, 2008

RECEIVED
DATE: 11-26-08

GUARANTY BANCORP
Attention: Zsolt K. Bessko, Secretary
1331 Seventeenth Street, Suite 300
Denver, Colorado 80202

Greetings

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of GUARANTY BANCORP, at the coming annual meeting in 2009, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 3,600 shares in my own name and 8,000 shares in retirement accounts, and are shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution is sufficient action is taken and supported by the board of directors.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, 910 Sixteenth Street, No. 412, Denver, Colorado; 80202-2917; 303-355-1199 ***FISMA & OMB Memorandum M-07-16***; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong

Gerald R. Armstrong, $hareholder

Certified Mail No. 7008 1140 0004 5103 8206

## RESOLUTION

That the shareholders of GUARANTY BANCORP request its Board of Directors to immediately engage the services of an independent professional advisory firm that has no past affiliation with Guaranty Bancorp or its Directors, to develop a strategy, including possible liquidation, that will enhance the shareholder value of Guaranty Bancorp.

## STATEMENT

The proponent is a professional investor and with embarrassment admits to owning shares of "Guaranty," previously "Centennial Bank Holdings" which he describes as being among the worst investments he has ever made.

A year ago, he introduced a similar proposal which management wrongfully omitted from the proxy statement, then presented it as an amendment, which was followed by a correction to the amendment.

He believes that the directors and management are unable to create reasonable earnings and dividends for shareholders because they are incapable of doing so. He believes, too, that current directors and members of management have purchased shares without being fully aware of their own unattentive ways.

The proxy statement for last year's meeting notes that a business of John Eggemeyer, the Chairman, is engaged as the exclusive financial advisor to the Company. It also states that in 2007, no fees were paid this company. We get what we pay for, --we paid nothing, -- we got nothing. Therefore, the revision to the proposal requiring the selection of an "independent" advisory firm with no past affiliation to Guaranty.

As this proposal is being prepared, the market price of $1.49 per share was a new low--less than a third of the market price of $4.63 when the proposal for last year's meeting was being prepared and faraway from the price of $9.84, the previous year's high.

ARE SHAREHOLDERS BEING REALISTIC OR SENTIMENTAL IN CONTINUING THEIR INVESTMENT AT GUARANTY?

Shareholders are encouraged to vote "FOR" this proposal for the following reasons:

--the current board of directors and management have continued to fail in generating sustainable earnings and revenue momentum,

--earnings are not present and cannot be taxed by federal and state governments (is Guaranty in business to create tax credits?)

--declining earnings prevent any form of dividend, and,

--the current return on equity, return on assets, and efficiency ratios are less than those of "peer" banks.

What is going on? A director resigned and apparently refused to sign the 10-K report. Our chairman refused to say why in the last annual meeting.

If you agree that the faltering direction of our investment should be changed, please join me in voting "FOR" this proposal.

Thank you.